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                          November 10, 2021

       Joshua T. Brumm
       President and Chief Executive Officer
       Dyne Therapeutics, Inc.
       830 Winter Street
       Waltham, Massachusetts 02451

                                                        Re: Dyne Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2021
                                                            File No. 333-260755

       Dear Mr. Brumm:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stuart M. Falber, Esq.